Offshore Creations, Inc.
                               2534 MURRELL ROAD
                          SANTA BARBARA, CA 93109-1859


                                January 25, 2005

Mr. Hugh Fuller
United States Security & Exchange Commission
450 fifth street N.W.
Washington, DC 20549

Reference: Offshore Creations, Inc. - Form 10-SB

Dear Mr. Fuller

"Offshore Creations, Inc., File Number 0-30504, requests the withdrawal of its Form 10-SB filed November 30, 2004. The company intends to re-file promplty, as soon as it completes a revised version of the original filing.

"s/s Wayne B. Norris
President and Chief Financial Officer"